UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Extraordinary General Shareholders’ Meeting held on June 25, 2021

(Minutes of the Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A.,

held on June 25, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ Nr. 33.256.439/0001-39

NIRE 35.300.109.724

Minutes of the Extraordinary General Shareholders’ Meeting

Held on June 25, 2021

Date, Time and Location:

On June 25, 2021, at 2:00 pm, exclusively in digital form, pursuant to the terms of article 4, §2, item I, and article 21-C, §§2 and 3, of the CVM Instruction Nr. 481, of December 17, 2009, as amended (“ICVM 481”). In accordance with the terms of article 4, §3, of ICVM 481, this Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” and “Company”, respectively) was considered as held at the Company’s headquarter, at Av. Brigadeiro Luís Antônio, Nr. 1,343, 9th floor, in the City and State of São Paulo, Zip Code 01317-910.

Attendance:

Shareholders representing 43.8% of the Company’s capital stock attended this Meeting, as verified in the records of the electronic remote attendance system provided by the Company, pursuant to article 21-V, item III, of ICVM 481.

Also attended the meeting: (i) the Chairman and the Vice-Chairman of the Board of Directors of the Company, Mr. Pedro Wongtschowski and Mr. Lucio de Castro Andrade Filho, respectively; (ii) the Chief Executive Officer and Chief Financial and Investor Relations Officer of the Company, Mr. Frederico Pinheiro Fleury Curado and Mr. Rodrigo de Almeida Pizzinatto, respectively, and (iii) Mr. Flávio Cesar Maia Luz, Chairman of the Fiscal Council of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) and “Valor Econômico” on May 26, 27 and 28, 2021.

Chairman and Secretary of the Meeting:

Chairman – Luiz Antonio de Sampaio Campos.

Secretary – André Brickmann Areno.

Agenda:

Formalize to holders of shares issued by the Company the offering of preemptive right for the acquisition of common, nominative shares without par value issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), proportionally to their respective interest in the Company’s share capital, and for the same price and conditions set forth in the Sale and Purchase Agreement signed on May 18, 2021, as described in the Material Notice disclosed on the same date.

Discussed Matters:

1. The reading of the documents related to the matters to be discussed in this Meeting was unanimously waived by those in attendance, as they are fully known to the shareholders. Following, the drawing up of these minutes in summary form was approved also by unanimous vote of those present, as authorized by article 130, § 1, of Law No. 6.404/76 (“Brazilian Corporate Law”), and its publication was authorized with the omission of shareholder signatures, pursuant to §2 of the same article, with the manifestations of the shareholders received by the Secretary of the Meeting and duly filed in the Company's headquarters.

2. It was clarified that the shareholders of the Company, under the terms and for the purposes of article 253, item I, of the Brazilian Corporate Law, are entitled to the preemptive right for the acquisition of shares issued by Extrafarma, a wholly owned subsidiary of Ipiranga Produtos de Petróleo S.A., which in turn is a wholly owned subsidiary of the Company.

The Company shareholders will have 30 (thirty) days to acquire, proportionally to their respective interest in the Company's share capital at the end of the trading session on June 25, 2021, 1,342,240,000 (one billion, three hundred and forty-two million, two hundred and forty thousand) shares issued by Extrafarma, a privately-held company, CNPJ registration Nr. 04.899.316/0001-18, representing 100% (one hundred percent) of its total and voting stock, in the proportion of 1.23352455546346 common shares of Extrafarma for each of the Company's common shares (“Preemptive Rights” and “Shares,” respectively). Any fractions of Shares issued by Extrafarma resulting from the exercise of Preemptive Rights will be rounded (i) up to the nearest whole number, if the resulting fraction is equal to or greater than 0.5 (five tenths) of a Share, or (ii) down to the nearest whole number, if the resulting fraction is less than 0.5 (five tenths) of a Share.

3. All information related to the exercise of Preemptive Rights, such as deadlines, terms, conditions and price, are available to shareholders in the Management Proposal for this Meeting, were clarified within the scope of the Meeting and/or will be disclosed to shareholders by means of a Notice to Shareholders.

General Notes and Closing:

  The Chairman of the Meeting registered that the proceedings of the Meeting have been recorded, and the recording will be filed at the Company's headquarters, pursuant to the terms of article 21-E, sole paragraph, of ICVM 481.

There being no further matters to discuss, the Meeting was concluded and these Minutes were drawn up, which were approved by those in attendance, through the digital platform for remote participation, who are considered signatory to these minutes pursuant to the terms of article 21-V, §1 and §2 of ICVM 481.

CHAIRMAN AND SECRETARY ATTENDING BY DIGITAL PARTICIPATION, PURSUANT TO THE TERMS OF ARTICLE 21-C, §5, OF ICVM 481:

Chairman: Luiz Antonio de Sampaio Campos

Secretary: André Brickmann Areno

SHAREHOLDERS ATTENDING BY DIGITAL PARTICIPATION, PURSUANT TO THE TERMS OF ARTICLE 21-V, §1, OF ICVM 481:

ULTRA SA PARTICIPACOES

PARTH DO BRASIL PARTICIPACOES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

THE BANK OF NEW YORK ADR DEPARTMENT

MONTEIRO ARANHA S/A

BERGEN FIA - BDR NIVEL I – IE

ALBERTA INVESTMENT MANAGEMENT CORPORATION

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

COMMONWEALTH SUPERANNUATION CORPORATION

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

EMERGING MARKETS EQUITY FUND

FUTURE FUND BOARD OF GUARDIANS

QSUPER

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

STICHTING PENSIOENFONDS ING

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

OTHER ATTENDANCE:

Pedro Wongtschowski, as Chairman of the Board of Directors of the Company.

Lucio de Castro Andrade Filho, as shareholder and Vice-Chairman of the Board of Directors of the Company.

Frederico Pinheiro Fleury Curado, as Chief Executive Officer of the Company.

Rodrigo de Almeida Pizzinatto, as Chief Financial and Investor Relations Officer of the Company.

Flávio Cesar Maia Luz, as Chairman of the Fiscal Council of the Company.

This document should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by Ultrapar or Extrafarma, or an offer, solicitation or sale of securities issued by Ultrapar or Extrafarma in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The right of first refusal in relation to the shares issued by Extrafarma has not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Extraordinary General Shareholders’ Meeting held on June 25, 2021)